Exhibit 6.1

Agreement for B Corporation Certification

Introduction

This agreement (the “Agreement”), dated as of 25-Apr-22 (the “Effective Date”), is between Iroquois Valley Farmland REIT (the “Company”) and B Lab Company, a Pennsylvania nonprofit corporation (“B Lab”).

The purpose of this Agreement is to establish (1) the terms by which B Lab will certify the Company as a Certified B Corporation™, a certification of a company’s overall social and environmental performance, public transparency, and legal accountability, (2) the terms under which that certification will continue,(3) the process under which that certification may be renewed in the future, (4) the obligations of the Company as a Certified B Corporation™, (5) the rights of the Company and B Lab to use certain intellectual property of the other, and (6) the rights and obligations of the Company and B Lab with respect to this Agreement.

1. Requirements for Certification

In order to be certified as a Certified B Corporation™, the Company must meet the requirements described in this section.

1.1.	Performance Standards. The Company has and will demonstrate its performance in accordance with this section 1.1.

1.1.1.	Prior to the date of this Agreement the Company has completed the following steps:

1.1.1.1.	The Company has used best efforts to accurately complete and submit its B Impact Assessment, including the Disclosure Questionnaire for review, recognizing that B Lab relies on the accuracy, completeness and truthfulness of the Company’s submission; earned a reviewed score of at least 80 points (out of 200) on the B Impact Assessment; and fulfilled any required outcomes of the Disclosure Questionnaire and/or the Background Check or Complaints procedure (see Appendix A)

1.1.1.2.	The Company has attached all required documentation to complete its B Impact Assessment™ review.

1.1.1.3.	The Company has submitted to a “Site Review” of the Company’s B Impact Assessment if selected, as provided for in Appendix A.

1.1.2.	The Company agrees that it will participate fully in the recertification process required by B Lab at the appropriate time.

1.1.2.1.	If the Company does not complete the requirements of B Lab’s recertification process or if the Company terminates its participation in the recertification process, B Lab may terminate this Agreement pursuant to section 4.2.

1.1.2.2.	In the event that the Company’s performance fails to meet the standards required for recertification, the Company will be provided with notice and a cure period established by B Lab during which the Company may work towards improving the Company’s performance. During the cure period, the Company will continue to be a Certified B Corporation™, if and only if the Company has given B Lab a written commitment to improve the Company’s performance within 90 days after the cure period begins. If the Company’s performance remains below the threshold for recertification at the end of the cure period, B Lab may terminate this Agreement pursuant to section 4.2.

1

1.2.	Transparency Requirements.

1.2.1.	The Company agrees that B Lab may make the Company’s B Impact Report and basic Profile information available on www.bcorporation.net, B Analytics (www.b-analytics.net), and other B Lab affiliated websites (i.e. B Lab and Sistema B Global Partner websites) at all times while the Company is a Certified B Corporation™. At any time, the Company can opt out of making the following information available on www.bcorporation.net and the B Analytics subscription platform, if applicable: revenue range, employee numbers, and any other information that the Company reasonably shows is inappropriate for public disclosure, because of the proprietary nature, confidentiality or competitive sensitivity of the information, and B Lab grants its consent to such nondisclosure.

1.2.2.	Subject to section 1.2.3, the Company is not required, but may elect, incremental transparency of its full B Impact Assessment on www.bcorporation.net.

1.2.3.	If the Company is a wholly-owned subsidiary, a majority-owned subsidiary with a parent company that earns more than $1,000,000,000 USD in annual revenue, or a public company with more than $100,000,000 USD market capitalization, the Company is required to disclose answers from its B Impact Assessment, including the identity of any majority owner, on www.bcorporation.net, other than answers that include information that the Company reasonably shows would significantly benefit competitors, prejudice litigation, is inappropriate for public disclosure due to a substantial burden of disclosing information that would not otherwise necessitate public disclosure.

The Company must provide B Lab with notice and the reasonable basis upon which the Company has determined it may omit such information under this section 1.2.3, and such omission remains subject to B Lab’s consent.

1.2.4.	The transparency requirements in sections 1.2.1, 1.2.2, and 1.2.3 supersede any inconsistent provisions of any nondisclosure agreement between the Company and B Lab in force at the time, but any such nondisclosure agreement is otherwise not superseded by this Agreement and remains in full force and effect.

1.3.	Legal Requirement.

1.3.1.	Unless otherwise agreed to by the Parties, the Company must meet the legal requirement appropriate for the Company’s legal form and jurisdiction, as provided for in Appendix D and acknowledged by the Company on Appendix E. Additional information is available at the following link: https://www.bcorporation.net/en-us/about-b-corps/legal-requirements; please note, not all possible legal forms are included in this tool.

1.3.2.	If the Company does not meet the legal requirement pursuant to section 1.3.1, B Lab may revoke the Company's certification as provided for in this Agreement or decline to recertify the Company.

1.3.3.	In the event of a change in legal form of the Company, the Company must notify B Lab in advance of, or if advance notice is not possible, immediately upon, such change; adopt the legal pathway, if available, that is appropriate for the new legal form in accordance with section 1.3.1; and submit a copy of the Company’s amended or new governing documents to B Lab for review within 90 days after the change in legal form.

1.4.	Declaration of Interdependence. The Company will sign the B Corporation™ Declaration of Interdependence, attached as Appendix F, simultaneously with the signature of this Agreement and will remain a signer of the B Corporation™ Declaration of Interdependence, as a symbol of its commitment to the shared collective purpose of the community of B Corporations™, for so long as the Company remains a Certified B Corporation™.

2

2. Intellectual Property

2.1.	License to the Company. B Lab hereby grants to the Company a revocable, non-exclusive license to utilize the B Lab intellectual property (the “B Lab IP”) “Certified B Corporation™,” “B Corporation™,” “B Corp™,” and the “Certified B Corporation™” logo (the “B Lab License”), only in a manner consistent with the “Brand Usage Guidelines” provided by B Lab, or as otherwise specified by B Lab, the terms of which are expressly incorporated herein by reference, for the purposes of informing the public that the Company is a member of the Certified B Corporation™ community. In the event of termination of this Agreement pursuant to section 4.2 the B Lab License will terminate concurrently with this Agreement. If the Company has multiple brands with different names, each brand’s ability to use the B Lab IP will be evaluated during the verification or recertification process.

2.2.	License to B Lab. The Company hereby grants to B Lab a revocable, non-exclusive license to utilize the Company’s trademark and logo (the “Company IP”) for the purposes of furthering the interests of the community of Certified B Corporations™ and for the purposes listed in the Introduction to this Agreement. If the Company provides B Lab with changes to its brand usage guidelines for the use of the Company IP after the Effective Date, B Lab shall use reasonable efforts to comply with such updated guidelines.

2.3.	For the purposes of this Agreement, the B Lab IP and the Company IP are referred to as “IP”.

3. Certification Fee

3.1.	Certification Fee. The Company will pay B Lab an annual certification fee (the “Certification Fee”) to be determined based upon the Company’s revenue, which shall be disclosed to B Lab annually, and based upon the structure set forth on B Lab’s or, if applicable, the Global Partner’s (as defined below) website, which may be revised from time to time.

3.2	Changes and Invoicing. The Company hereby acknowledges that B Lab and its affiliates reserve the right to change the Certification Fee structure in their sole discretion and that such change will be reflected on the Company’s next invoice from B Lab or a B Lab Global Partner (“Global Partner”), as applicable. Unless the Certification Fee has been previously paid by the Company, the Company will receive an invoice for the initial Certification Fee (and any other fees due under this Agreement) from a B Lab Global Partner, or in some instances B Lab, as applicable, within 30 days after the Effective Date.

3.3.	Global Partner Websites. The Global Partner websites can be found at: https://bcorporation.net/about-b-lab/global-partners.

3.4.	Additional Fees for Related Entities. For companies certifying with related entities (subsidiaries, parent companies, franchisees, franchisors, or affiliated entities with the same name) or multiple assessments, please see Appendix B.

4. Term and Termination.

4.1.	Term of Certification, Recertification. The initial term of the Company’s certification as a Certified B CorporationTM is for a three (3) year period beginning on the Effective Date, subject to the provisions of this Agreement providing for earlier termination. In order to maintain certification, the Company must be recertified once every three (3) years. The Company hereby acknowledges that it understands that it must meet the Performance Standards in section 1.1, as they may be amended from time to time, every three (3) years in order to maintain certification.

3

4.2.	Termination. This Agreement is subject to termination as follows:

4.2.1.	Acceptance into and continued participation in the community of Certified B Corporations™ is at the sole discretion of B Lab, including without limitation, the discretion to revoke a certification, as described further in part on Appendix A. B Lab reserves the right to terminate this Agreement at any time and for any reason, including the failure to pay any fee owed under this Agreement.

4.2.2.	Either party may terminate this Agreement effective immediately upon written notice if the other party materially breaches any provision of this Agreement and either the breach cannot be cured or, if the breach can be cured, it is not cured within 90 days after the breaching party's receipt of written notice of such breach.

4.2.3.	In the event of termination for any reason, the Company shall have the following grace periods to discontinue use of the B Lab IP:

4.2.3.1.	on newly printed packaging within 90 days of termination, and on its existing stock of packaging as of the time of termination as such existing stock may continue to be sold;

4.2.3.2.	on stationery, printed or other physical promotional materials within 90 days of termination; and

4.2.3.3.	in digital or print media, including but not limited to, social media, websites, print media, out-of-house advertising, and job advertisements, within 30 days of termination.

4.2.4.	Upon the expiration or termination of this Agreement for any reason, (i) any rights granted will immediately cease, except for those in section 4.2.3; (ii) all unpaid fees and other charges due through the date of termination will be invoiced and paid in accordance with this Agreement; and (iii) the provisions of section 5 and Appendix C will survive the expiration or termination of this Agreement

4.3.	Change of Control or IPO. Notwithstanding the above, in the event of a change of control of the Company, or an initial public offering of its securities (an “IPO”):

4.3.1.	Unless subject to section 4.3.3, the Company must: (i) within 90 days after the effective date of the change of control or IPO (the “Change of Control or IPO Effective Date”), commit in writing to B Lab to begin the recertification process; and (ii) recertify within one year after the Change of Control or IPO Effective Date, or by the end of its current 3-year recertification term, whichever is earlier.

4.3.2.	If the new parent/acquirer is already a Certified B Corporation, or commits to certify within the commitment period outlined in section 4.3.1 and certifies within one year of the Change of Control or IPO Effective Date, the Company is not required to recertify before its recertification date.

4.3.3.	If the Company has over $1,000,000,000 in revenue or is subject to B Lab’s “Large Enterprise” approach, the Company must (i) commit to recertify within 90 days of its Change of Control or IPO Effective Date; (ii) make material progress towards recertifying annually; and (iii) work towards eventual recertification by the later of two years from the Change of Control or IPO Effective Date or a timeline agreed upon by B Lab.

4.3.4.	The Company will become subject to mandatory site reviews as described in section 1.1.1.3 and Appendix A after any IPO, or if a change of control results in any of the scenarios that necessitate mandatory site reviews under section 2 of Appendix A.

4.3.5.	If after an IPO the Company is a public company with more than $100,000,000 USD market capitalization, or if after a change of control the Company becomes a wholly-owned subsidiary or a majority-owned subsidiary with a parent company that earns more than $1,000,000,000 USD in annual revenue, the Company will subsequently be subject to the disclosure requirements set forth in section 1.2.3.

4

4.3.6.	For the purposes of this Agreement, a “change of control” means a transaction or series of related transactions in which a person or entity, or a group of related persons and/or entities that did not own a majority of the shares of or otherwise control the Company (or its ultimate parent) as of the Effective Date becomes the owner of such a majority or acquires such control, whether as a result of a merger, sale of equity interests, sale of substantially all assets of the Company (or its ultimate parent), or otherwise, or otherwise acquires decision-making control of the Company.

5. Other Terms.

5.1.	Appendix C. The Company hereby acknowledges and agrees that the terms of Appendix C to this Agreement, including, but not limited to, indemnification, limitation of liability, warranties, governing law, and jurisdiction are expressly incorporated herein and shall survive the termination of this Agreement.

5.2.	Miscellaneous. This Agreement, including all Appendices, constitutes a fully integrated agreement that supersedes any and all prior agreements between B Lab and the Company concerning certification, but does not supersede any nondisclosure agreement in effect from time to time between the parties except as expressly provided herein. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement remain in full force, if the essential terms and conditions of this Agreement for each party remain valid, binding, and enforceable. Any provision found to be invalid shall be more narrowly construed so that it becomes legal and enforceable. The headings used in this document are for ease of reference only and do not in any way limit or alter the meaning of any provision. Any rule that ambiguities are construed or interpreted against the drafter of a document, or against the party for whose benefit the document is made, shall not apply. As used in this Agreement, the plural shall include the singular and the singular shall include the plural whenever appropriate. B Lab reserves the right to assign and/or delegate any of its rights and/or obligations in its sole discretion, including, and without limitation, the right to subcontract the performance of any services associated with certification. The Company may hire agents and consultants to assist it with the certification process, but the use of agents or consultants shall not affect the Company’s rights and obligations under this Agreement, and the Company may not otherwise assign or delegate any of its rights or obligations under this Agreement.

6. Commitment

By signing below, the parties agree to the terms of this Agreement.

/s/ Donna Holmes	/s/
Director/Officer	Director/Officer

Iroquois Valley Farmland REIT, PBC

Company	B Lab Company

25-Apr-22	25-Apr-22
Date	Date

5

Appendix A

Disclosure Questionnaire, Complaints Procedure, and Site Review Process

1. Disclosure Questionnaire and Complaints Procedure.

B Lab may review, at its sole discretion, any issue reported on the Disclosure Questionnaire, uncovered as part of a background check, received as a complaint, or otherwise.

B Lab has sole discretion over certification. B Lab takes complaints from the community very seriously. There are typically two types of complaints that B Lab reviews:

•	Complaints alleging intentional misrepresentation of a social or environmental practice as reported in the B Impact Assessment.
•	Complaints alleging a breach of the community's principles of transparency and accountability or the core values as expressed in the B Corporation™ Declaration of Interdependence.

If B Lab determines that a complaint presents apparently credible and specific allegations that are material, an investigation of the issue will be conducted by B Lab staff, potentially including a Mandatory Site Review. If there is no existing precedent for dealing with the issue, the results of the investigation will be presented to B Lab's Standards Advisory Council (the “SAC”). The SAC is a majority independent governing body that oversees the performance standards of the B Corp™ certification. Should the investigation result in a review by the SAC, B Lab will inform the Company. Based on the Investigation, a memo will be prepared by B Lab Staff for the SAC. Prior to the SAC review, the Company will have the ability to review and provide comments to the SAC memo as well as provide a supplemental management letter shared directly with the SAC.

Material complaints and Disclosure Questionnaire issues are typically resolved in the following four ways:

•	Certification upheld
•	Certification is upheld, with disclosure made transparent on the B Corp™ public profile
•	Probation with required, specific remedies
•	Certification revoked

The resolution of an issue by the SAC may be appealed by the Company directly to B Lab's Board of Directors. The resolution of that appeal by the Board of Directors is binding, and in its sole discretion. The Company agrees not to bring or make any claim or legal proceeding against any member of the Board of Directors in connection with any appeal.

The foregoing procedures may be changed by B Lab at any time. Whether or not the foregoing procedures are followed, decisions with respect to granting certification or recertification, or decertification, are solely at the discretion of B Lab and as stated in section 4.2, B Lab reserves the right to terminate this Agreement at any time.

2. Site Review Process.

To maintain the credibility of B Corporation™ certification, in addition to the documentation and phone reviews required for 100% of the companies seeking certification, 10% of all recertifying B Corporations™ reviewed annually undergo a more in-depth review of their assessment responses and certification, as well as a possible visit onsite by B Lab.

6

B Lab also conducts mandatory Site Reviews in its discretion and at the Company’s expense during each certification term for wholly owned subsidiaries, publicly traded companies, companies with revenue in excess of $1 billion, and companies whose majority ownership is held by publicly traded companies or whose parent company has revenue in excess of $1 billion. B Lab’s goal for the Site Review process is to review the accuracy and completeness of the Company's responses on the B Impact Assessment, and will generally involve additional documentation, interviews with senior management and employees, and a facilities tour.

The Site Review process typically results in a score adjustment. If the adjusted score falls below the minimum 80 required for recertification, B Lab will provide a cure period, with the length of such cure period prescribed by B Lab based on relevant factors, including the size of the Company, along with score improvement recommendations. If the Company commits to improve or remediate issues and maintain certification within 90 days of the notice, the Company will remain a Certified B Corporation™ during the cure period. If the process reveals that the Company has materially misrepresented a material aspect of its business, the Company’s B Corporation™ certification may be revoked before the end of the cure period.

B Lab reserves the right to change any aspect of the Site Review process from time to time.

7

Appendix B

Guidelines for Companies with Related Entities

1.	Verification Fee. Verification fees for companies undergoing B Lab’s Large Enterprise Approach to certification are determined by B Lab based on the company’s size and the number of assessments that were verified in the review, as may be set forth in an applicable Large Enterprise agreement. B Lab reserves the right to change the verification fee in its sole discretion.

2.	Certification Terms for Affiliates with the Same Name.

2.1	Revenues Less than $1 Billion. For B Corps whose parent, group, or franchise network has revenues less than $1 billion USD, in order for subsidiaries with the same name / brand as their non-certified parent and/or sibling companies, or franchisees or affiliates with the same name / brand that are part of a global brand to recertify, the parent and/or sibling companies, franchisor or affiliates, respectively, must:

●	Make a public announcement delineating the company’s commitment to achieve B Corp Certification, within the first three years of the certification date of the first subsidiary, franchisee, or affiliate with the same name to certify
●	Within an additional three years, finalize B Corp certification at the level of the parent, franchisor, or group of affiliates, including the whole group and all underlying consolidated and controlled subsidiaries

2.2	Revenues In Excess of $1 Billion. For B Corps whose parent, group, or franchise network has revenues in excess of $1 billion USD, in order for subsidiaries with the same name / brand as their non-certified parent and/or sibling companies, or franchisees or affiliates with the same name / brand that are part of a global brand to recertify, the parent and/or sibling companies, franchisor or affiliates, respectively, must be a B Movement Builder (or equivalent program as determined by B Lab) within three years of the certification date of the first subsidiary, franchisee or affiliate with the same name to certify.

If the parent company, franchisor, or affiliate group does not meet the above requirements in the required timeframe, or subsequently loses its Certification or B Movement Builder Status, B Lab may revoke certification for the certified subsidiary/ies, franchisees, or affiliates with the same name.

In the event of a change of control (see definition in section 4.3), companies subject to this section must make a commitment to comply with these terms within 90 days of the change of control, and have made progress or meet the above terms within two years.

3.	Brand Reviews for New Brands. When companies create or acquire a new brand with a different name before the end of the then-current certification term, the following procedures shall apply according to the Company's revenue:

3.1	Revenues Less than $1 Billion. The Company may use the B Lab IP in connection with a new brand at its discretion. All brands are evaluated at verification and recertification and must meet the performance requirement independently in order to continue use of the B Lab IP in subsequent terms. If during recertification B Lab determines that a brand is not eligible to use the B Lab IP, such brand will have the timelines set forth in Section 4.2.3 to discontinue use of the B Lab IP.

3.2	Revenues In Excess of $1 Billion. If a Certified B Corp with $1B+ in revenue wants to use the B Lab IP for a newly launched brand or a new acquisition, including newly created subsidiaries with a different name from the certified parent company, after certification, any brand with a different name must be submitted to and approved by B Lab in advance of any such use. If the Company requests, and subject to payment of an associated fee, B Lab can perform a Brand Review mid-certification term to determine whether certification requirements are met by the brand independently, or the Company may wait until the evaluation that will be completed during recertification.

8

Appendix C

Additional Terms

1.	DISCLAIMER OF WARRANTIES. B LAB MAKES NO (AND HEREBY DISCLAIMS, TO THE GREATEST EXTENT ALLOWED BY LAW, ANY AND ALL) WARRANTIES, REPRESENTATIONS, AND CONDITIONS, WHETHER WRITTEN, ORAL, EXPRESS, IMPLIED, OR STATUTORY, INCLUDING ANY WARRANTIES OF ACCURACY, COMPLETENESS, TITLE, AGAINST INFRINGEMENT, WITH RESPECT TO THE B IMPACT ASSESSMENT, THE CERTIFICATION REVIEW PROCESS, AND ANY SERVICES PROVIDED BY OR ON BEHALF OF ANY B LAB INDEMNITEE (AS DEFINED BELOW).

2.	Acknowledgements by the Company. The Company acknowledges that:

2.1.	All determinations related to certification are in the sole discretion of B Lab, and in no event will B Lab or any of its officers, directors, employees, agents, representatives, affiliates, subcontractors, subsidiaries, or independent contractors have any liability as a result of any decision to grant or not grant certification for any reason.

2.2	B Lab will rely on the truthfulness, accuracy and completeness of the information provided by the Company in connection with B Lab’s review and decision regarding certification, including the Disclosure Questionnaire, and the Company intends that B Lab may so rely.

2.3.	A grant of certification does not mean that B Lab endorses, verifies, or certifies the accuracy of any information that has been provided to B lab by the Company or affiliates, or by any other Certified B Corporation™ or its affiliates, in connection with the certification process.

2.4.	As a Certified B Corporation™, the Company will be a member of a community of businesses that share the Company’s commitment to using business as a force for good, and conduct by the Company that damages the reputation of the community of Certified B Corporations™ may lead to the revocation of the Company’s certification.

3.	Representation and Warranty by Company. Company hereby represents and warrants that the completed Disclosure Questionnaire and all of the information provided to B Lab in connection with the Company’s certification is, as of the date same was provided, truthful, accurate and complete, and does not omit to state a fact required to be stated or necessary to make the information provided not misleading as of the date hereof. If there have been any material changes to the information provided, the Company has notified B Lab of such changes.

4.	Indemnification.

4.1.	By the Company. The Company will indemnify and hold harmless B Lab and its officers, directors, employees, agents, representatives, affiliates, subcontractors, subsidiaries, and independent contractors (collectively, the “B Lab Indemnitees”) from and against all third-party claims, actions, suits, losses, costs, liabilities, judgments, damages, and expenses, including reasonable attorneys’ fees, court costs, litigation expenses and related expenses (collectively, “Claims”) arising out of or relating to (i) the Company’s material breach of any of the representations, warranties, or obligations in this Agreement, (ii) any material incompleteness or material inaccuracy of the information provided by the Company or its affiliates to B Lab, or (iii) use of the B Lab IP or certification under this Agreement other than as set forth in this Agreement, except to the extent a Claim was directly caused by the gross negligence or willful misconduct of the party seeking indemnification. The Company will not acquiesce to any judgment or enter into any settlement, either of which imposes any obligation or liability on a B Lab Indemnitee without the B Lab Indemnitee’s prior written consent.

9

4.2.	By B Lab. B Lab will indemnify and hold harmless the Company and its officers, directors, employees, agents, representatives, affiliates, subcontractors, subsidiaries, and independent contractors (collectively, the “Company Indemnitees”) from and against all Claims arising out of or relating to (i) B Lab’s material breach of any of its obligations in this Agreement, or (ii) B Lab’s use of the Company IP other than as set forth in this Agreement, except to the extent a Claim was directly caused by the gross negligence or willful misconduct of the party seeking indemnification. B Lab will have sole and exclusive control over the defense and settlement of all Claims under this section, but B Lab will not acquiesce to any judgment or enter into any settlement, either of which imposes any obligation or liability on a Company Indemnitee without the Company Indemnitee’s prior written consent.

5.	Limitation of Liability. Except as otherwise required by law, in no event shall the Company or B Lab, or any of their respective officers, directors, employees, agents, representatives, affiliates, subcontractors, subsidiaries, or independent contractors be liable for any indirect, incidental, punitive, or consequential damages, including damages or costs due to loss of profits, tax credits, economic benefits, data, loss of goodwill, or personal or other property damage resulting from or in connection with the performance of this Agreement or in connection with certification, regardless of the cause of action or the theory of liability, whether in tort, contract, or otherwise, except in the case of gross negligence, recklessness, intentional misrepresentation or willful misconduct. Regardless of the foregoing, and without limiting any other provision herein, the sole remedy of the Company Indemnitees shall be limited to a return of fees paid by the Company under this Agreement, and in no event shall the B Lab Indemnitees be liable for damages in the aggregate in excess of the total amount of fees paid by the Company under this Agreement.

6.	Governing Law. This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to the conflict of laws rules of that or any other jurisdiction. The Company and B Lab hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the federal or state courts in the Commonwealth of Pennsylvania, and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of such courts for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) in the case of the Company, consent to service of process at the address set forth in its profile information, with the same legal force and validity as if served upon the Company personally within the Commonwealth of Pennsylvania, (iv) waive any objection to the laying of venue of any such action or proceeding in such courts, and (v) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the such courts has been brought in an improper or inconvenient forum.

7.	Third Parties. Nothing in this Agreement shall be deemed to confer any benefit or rights on or to any person or entity other than the Company and B Lab, except that the Company Indemnitees and the B Lab Indemnitees shall be intended third-party beneficiaries to this Agreement.

10

Appendix D

Legal Requirement

1.	Based on the Company’s structure as of the date of this Agreement, to maintain certification, if the legal requirement is not required or completed prior to certification, the Company must:

1.1.	If neither benefit corporation nor social purpose corporation status are currently available in the jurisdiction where the Company is organized, or the Company is not a corporation, and there is legal amendment language developed and available for that jurisdiction and entity form as indicated by B Lab, adopt the required B Corporation™ legal amendment language (i) within one year from the Company’s initial certification date if the entity form is a limited company, company limited by shares, corporation or equivalent or, (ii) within 90 days if an LLC or other company governed by contract.

1.2.	Become a Benefit Corporation if Benefit Corporation status is available, within two years after the Company’s initial certification date

1.3.	If Benefit Corporation status is not available in the jurisdiction where the Company is organized, but social purpose corporation is, adopt the social corporation status including the required B Corporation™ legal amendment language within two years after the Company’s initial certification date

1.4.	If the company is incorporated in France or Colombia, modify the Company’s governing documents and adopt the required B Corporation™ legal amendment language within one year from the Company’s initial certification date

2.	In the event that B Lab has not yet determined the legal pathway, or taking the steps set forth in item 1 is against current law in the Company’s jurisdiction, the Company will work with B Lab to help determine the appropriate legal pathway, and help advocate for the passage of benefit corporation legislation in the Company’s jurisdiction.

3.	In the event that there is not yet a legal pathway and a legal pathway is established in the Company’s jurisdiction during the Company’s certification term, the Company must adopt the legal pathway according to the timelines set forth in item one from the date the legal pathway was established, unless otherwise specified by B Lab. In the case a modification to the required legal language is necessary for a Company (e.g. to comply with law) the language must be approved in advance by B Lab.

4.	If the Company does not meet the above requirements, B Lab may revoke the Company's certification or decline to recertify the Company.

11

Appendix E

Company Acknowledgments

1.	CEO Acknowledgement of Legal Standard of Certification.

I, the undersigned Chief Executive Officer (or equivalent) of the Company acknowledge that I:

●	understand the legal requirement for certification;
●	have reviewed section 1.3 of the Agreement, and I understand that if the Company does not meet the requirements of section 1.3 and Appendix D, B Lab may revoke the Company's certification or decline to recertify the Company; and
●	have determined that satisfying the legal requirement is in the best interests of the Company.

2.	CEO Acknowledgment of Certification Terms for Affiliates with the Same Name.

I, the undersigned Chief Executive Officer (or equivalent) of the Company acknowledge that, even if not applicable to the Company as of the date of this Agreement, I:

●	understand the Certification Terms for Affiliates with the Same Name; and
●	have reviewed Appendix B, and I understand that if the relevant Parent, group, or franchise network does not meet the requirements of Appendix B in the required timeframes, B Lab may revoke certification for the affiliates with the same name.

/s/ Donna Holmes	25-Apr-22
Chief Executive Officer/Director	Date

12

Appendix F

Declaration of Interdependence.

We envision a global economy that uses business as a force for good.

This economy is comprised of a new type of corporation—the Certified B Corporation-which is purpose-driven and creates benefit for all stakeholders, not just shareholders.

As B Corporations and leaders of this emerging economy, we believe:

That we must be the change we seek in the world.

That all business ought to be conducted as if people and place mattered.

That, through their products, practices, and profits, businesses should aspire to do no harm and benefit all.

To do so requires that we act with the understanding that we are dependent upon another and thus responsible for each other and future generations.

/s/ Donna Holmes

Director/Officer

25-Apr-22	Iroquois Valley Farmland REIT, PBC
Date	Company

/s/

Director/Officer, B Lab Global

25-Apr-22	4/25/2025
Date Certification	Expiration Date

13